UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Auburn Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

050254 101

(CUSIP Number)

Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd., Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050254 101	SCHEDULE 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Auburn Bancorp, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Shares of common stock of Auburn Savings Bank, FSB held by the Reporting Person were contributed to Auburn Bancorp, Inc. as part of the Reorganziation, as defined below.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 276,806
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 276,806
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,806
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 050254 101	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 (the “Common Stock”), of Auburn Bancorp, Inc., a federally-chartered corporation (the “Company”).  The Company’s principal executive office is located at 256 Court Street, P.O. Box 3157, Auburn, Maine 04212.

Item 2.  Identity and Background.

(a)	This Schedule 13D is filed by Auburn Bancorp, MHC, a federally chartered mutual holding company (the “MHC”).

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (“Insiders”):

Executive Officers:

Name	Title
Allen T. Sterling	President and Chief Executive Officer
Bruce M. Ray	Senior Vice President and Senior Loan Officer
Martha L. Adams	Senior Vice President and Operations Officer
Rachel A. Haines	Senior Vice President and Treasurer
Jason M. Longley	Vice President and Commercial Loan Officer

Directors:

Name	Occupation
Bonnie G. Adams	Retired; personal representative for a commercial real estate developer
August M. Berta	Retired
Peter E. Chalke	President and Chief Executive Officer, Central Maine Medical Center and Central Maine Healthcare
M. Kelly Matzen	Senior Partner, Trafton & Matzen, LLP
Sharon A. Millett	President, Millett Realty, Inc.
Philip R. St. Pierre	Owner, Victor News Company Inc.
Allen T. Sterling	President and Chief Executive Officer, Auburn Savings Bank, FSB
Claire D. Thompson	CPA; shareholder at Austin Associates, PA

(b)
The MHC’s principal office is located at 256 Court Street, P.O. Box 3157, Auburn, Maine 04212.  The business address of each Insider is c/o Auburn Savings Bank, FSB, 256 Court Street, P.O. Box 3157, Auburn, Maine 04212.

(c)	The MHC’s principal business is to hold the majority of the Company’s shares of Common Stock. The principal occupation of the Insiders is indicated in Item 2(a).

CUSIP No. 050254 101	SCHEDULE 13D	Page 4 of 7 Pages

(d)	During the past five years, neither the MHC, nor, to the knowledge of the MHC, any Insider, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the MHC, nor, to the knowledge of the MHC, any Insider, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The MHC was organized under the jurisdiction of the laws of the United States. To the knowledge of the MHC, all of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 15, 2008, the Company was formed for the purpose of becoming the stock holding company of Auburn Savings Bank, FSB (the “Bank”), and the MHC was formed for the purpose of becoming the mutual holding company parent of the Bank.  Pursuant to a Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the “Plan”), the Bank converted into a federal stock savings association and became a wholly-owned subsidiary of the Company, and the Company became a majority-owned subsidiary of the MHC (the “Reorganization”). On August 15, 2008, 276,806 shares of Common Stock, or 55% of the outstanding shares, were issued to the MHC, and 226,478 shares of Common Stock were sold to depositors of the Bank and others, including the Insiders, at a price of $10.00 per share in a subscription and community offering (the “Stock Offering”).  All purchases by Insiders were from personal funds.

Item 4.  Purpose of Transaction.

The primary purpose of the Reorganization and Stock Offering was to provide additional capital to the Bank in order to increase profitability and support asset growth.  The proceeds from the sale of Common Stock in the Stock Offering provide the Bank with additional capital.  The Reorganization and Stock Offering also enable the Company and the Bank to increase their capital in response to any future regulatory capital requirements. Although the Bank currently exceeds all regulatory capital requirements, the sale of Common Stock will assist the Bank with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.

The Stock Offering will increase capital at the Bank and, as a result, increase the maximum amount that the Bank may lend to one borrower.  Although the Bank intends to continue to use conservative underwriting practices to maintain the high quality of its loan portfolios, increased lending limits would provide the Bank with flexibility to make larger loans and to grow its loan portfolios in situations where the Bank can do so while continuing to use conservative underwriting practices to maintain the high quality of its loan portfolios.

CUSIP No. 050254 101	SCHEDULE 13D	Page 5 of 7 Pages

The Stock Offering affords the Bank’s directors, officers and employees the opportunity to become stockholders through various stock benefit plans, which the Bank believes to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The Stock Offering also provides the Bank’s customers and local community members with an opportunity to acquire its stock.

The board of directors of the Bank determined that a minority stock issuance was preferable to a full stock conversion because it provides for the continued control of the Company by the MHC through its majority ownership position.  The Bank chose not to sell more than 45% of the Common Stock to the public so that it would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than the MHC.

Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor, to the knowledge of the MHC, any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Company’s Common Stock (or other securities of the Company) or to sell shares of the Company’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Company’s prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)  The MHC is presently the beneficial owner of an aggregate of 276,806 shares of Common Stock of the Company, representing 55.0% of the total issued and outstanding shares of Common Stock, based on 503,284 shares of Common Stock outstanding as of August 15, 2008.  The MHC has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the shares of Common Stock of the Company beneficially owned by it.

The following table provides information about the shares of Common Stock that may be considered to be owned by each Insider as of August 15, 2008. A person may be considered to own any shares of Common Stock over which he or she has, directly or indirectly, sole or shared voting or investment power.  Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

CUSIP No. 050254 101	SCHEDULE 13D	Page 6 of 7 Pages

Name	Number of Shares Owned		Percent of Common Stock Outstanding
Allen T. Sterling	2,500		*
Bruce M. Ray	3,600		*
Martha L. Adams	500		*
Rachel A. Haines	100		*
Jason M. Longley	—		—
Bonnie G. Adams	200		*
August M. Berta	500		*
Peter E. Chalke	1,000		*
M. Kelly Matzen	200		*
Sharon A. Millett	2,500		*
Philip R. St. Pierre	2,400		*
Claire D. Thompson	1,500	**	*
_______________________
* Represents less than 1%.
** Includes 500 shares of Common Stock beneficially owned by Ms. Thompson’s spouse, as to which Ms. Thomson disclaims beneficial ownership.

(c)           Other than the acquisition of the shares of Common Stock reported in Item 3 of this Statement, neither the MHC nor any Insider has effected any transaction in the Common Stock of the Company in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3 and 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 050254 101	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 22, 2008
AUBURN BANCORP, MHC

	By:	/s/ Allen T. Sterling
Name: Allen T. Sterling
Title: President and Chief Executive Officer